

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Brian F. Sullivan
Chairman and Chief Executive Officer
Celcuity Inc.
16305 36th Avenue N., Suite 100
Minneapolis, MN 55446

      Re: Celcuity Inc.
           Registration Statement on Form S-3
           Filed November 14, 2023
           File No. 333-275551

Dear Brian F. Sullivan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and Services

cc: Liz Dunshee, Esq.